EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2025	2024

Current assets
Cash	$8,573,416	$4,573,996
Accounts receivables	491,856	344,340
Prepayment and other current assets	906,199	1,137,224
Total current assets	9,971,471	6,055,560
Non-current assets
Restricted cash – non-current	1,920,000	1,920,000
Property and equipment, net	-	19,691
Oil and gas property - subject to amortization, net	9,050,607	9,350,890
Oil and gas property - not subject to amortization	1,224,667	1,224,667
Right of use assets, net	711,702	881,639
Deferred charges	825,501	862,949
Other non-current assets	1,513,399	1,599,197
Total non-current assets	15,245,876	15,859,033
Total assets	$25,217,347	$21,914,593

Liabilities and equity
Current liabilities
Accounts payables	$676,450	$899,638
Amount due to a related party	16,469	2,687
Short-term operating lease liabilities	492,223	556,756
Accrued expenses	243,109	351,596
Taxes payable	121,283	77,686
Other current liabilities	17,941	17,941
Total current liabilities	1,567,475	1,906,304
Non-current liabilities
Asset retirement obligations	739,670	776,669
Warrant liabilities	611,802	578,928
Long-term operating lease liabilities	219,479	324,883
Provision for post-employment benefits	146,279	136,936
Total non-current liabilities	1,717,230	1,817,416
Total liabilities	$3,284,705	$3,723,720

Commitments and contingencies (Note 10)	-	-

Shareholders’ equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 14,987,474 and 13,600,519 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	$39,966	$36,267
Additional paid-in capital	70,538,866	63,978,379
Accumulated deficit	(48,751,752)	(45,926,978)
Accumulated other comprehensive income	105,562	103,205
Total shareholders’ equity	21,932,642	18,190,873
Total liabilities and shareholders’ equity	$25,217,347	$21,914,593

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Revenue	$1,069,505	$1,443,388

Operating costs and expenses:
Lease operating expenses	1,394,411	1,405,429
Depreciation, depletion and amortization	335,348	305,090
General and administrative expenses	1,761,060	1,623,973
Total operating costs and expenses	3,490,819	3,334,492
Loss from operations	(2,421,314)	(1,891,104)

Other income (expense):
Change in fair value of warrants	(32,874)	(144,569)
Allowance on other receivables	(509,283)	-
Exchange gain (loss)	132,463	(63,983)
Other income (expenses), net	6,234	510
Total other expenses, net	(403,460)	(208,042)
Loss before income tax	(2,824,774)	(2,099,146)
Income tax provision	-	-
Net loss	$(2,824,774)	$(2,099,146)

Comprehensive loss:
Net loss	(2,824,774)	(2,099,146)
Actuarial gain for post-employment benefits	2,357	-
Total comprehensive loss	$(2,822,417)	$(2,099,146)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.19)	$(0.26)
Weighted average number of ordinary shares outstanding
Basic and diluted	14,987,474	10,142,694

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(UNAUDITED)

	Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2025	13,600,519	$36,267	$63,978,379	$(45,926,978)	$103,205	$18,190,873
Net loss	-	-	-	(2,824,774)	2,357	(2,822,417)
Issuance of ordinary shares by ATM offering	1,386,955	3,699	6,560,487	-	-	6,564,186
Balance as of June 30, 2025	14,987,474	$39,966	$70,538,866	$(48,751,752)	$105,562	$21,932,642

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(UNAUDITED)

	Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2024	10,142,694	$27,046	$54,147,769	$(39,583,437)	$98,490	$14,689,868
Net loss	-	-	-	(2,099,146)	-	(2,099,146)
Share-based compensation	60,000	160	125,114	-	-	125,274
Issuance of shares in exchange for services	25,000	67	66,933	-	-	67,000
Issuance of ordinary shares by ATM offering	121,572	324	292,709	-	-	293,033
Balance as of June 30, 2024	10,349,266	$27,597	$54,632,525	$(41,682,583)	$98,490	$13,076,029

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2025	2024

Cash flows from operating activities
Net cash used in operating activities	$(2,512,393)	$(700,941)
Cash flows from investing activities
Net cash used in investing activities	(52,373)	(983,131)
Cash flows from financing activities
Net cash generated from financing activities	6,564,186	323,609

Net change in cash and cash equivalents, and restricted cash	3,999,420	(1,360,463)

Cash and cash equivalents, and restricted cash at beginning of period	6,493,996	3,997,187
Cash and cash equivalents, and restricted cash at end of period	$10,493,416	$2,636,724

Non-cash transactions
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$205,678	$-

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30,	December 31,
	2025	2024
Cash	$8,573,416	$4,573,996
Restricted cash - non-current	1,920,000	1,920,000
Total Cash and Restricted cash	$10,493,416	$6,493,996

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company,” “IEC,” “we,” “us,” our” and similar terminology), through its subsidiaries in Hong Kong and Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through its subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area”. In January 2024, new 3D seismic exploratory operations at the Company’s 63,753 acre Kruh Block commenced, which was completed in June 2024.   Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, the Company anticipates that the results of this seismic work will support the commencement of its continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of the Company’s continuous drilling program of 14 new wells over the next four years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the consolidated financial statements and footnotes in the Company’s financial statements for the fiscal year ended December 31, 2024 included in the Company’s Form 20-F filed with the SEC on April 30, 2025.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2025, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2025 and 2024, as applicable, have been made. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the operating results that may be expected for the fiscal year ending December 31, 2025 or any future periods.

The unaudited condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Recently accounting pronouncement adopted

As the Company completed our initial public offering on December 19, 2019, the Company ceased to qualify as an emerging growth company as of December 31, 2024 for purposes of Section 404 of the Sarbanes-Oxley Act of 2002, as amended. The Company is currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2024 because the Company is neither an accelerated filer nor a large accelerated filer, even though the Company is no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC. The Company will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company has adopted this ASU for the annual reporting period of the fiscal year beginning January 1, 2025, the adoption was applied on a prospective basis.

F-5

Recently issued accounting standards which have not yet been adopted

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports, beginning with annual reports for the year ending December 31, 2025, for calendar-year-end large accelerated filers. The rule requires information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The Company is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures, although implementation of the rule has been stayed due to legal challenges. As of the date of this report, the rule has not been repealed, nor has it taken effect. As a non-accelerated filer, the Company believes this rule is currently inapplicable to the Company.

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses”, which requires companies to provide new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. This amendment is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, on a prospective basis and early adoption and retrospective application is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”, which seeks to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. This amendment is effective for annual periods beginning after December 15, 2025, and for interim periods within fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s condensed consolidated financial statements upon adoption.

Warrant Liabilities

The Company accounts for the warrants issued in connection with its January 2022 convertible note financing (see Note 7) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See Note 6 for further information.

F-6

Fair Value of Financial Instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss by the weighted average number of the Company’s ordinary shares, par value $0.00267 per share (the “Ordinary Shares”), outstanding during the period, without consideration of potentially dilutive securities, except for those Ordinary Shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss by diluted weighted average Ordinary Shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potentially dilutive Ordinary Shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

F-7

For six months ended June 30, 2025 and 2024, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	June 30,	June 30,
	2025	2024
Warrants issued to L1 Capital (Note 6)	442,240	442,240
Total	442,240	442,240

NOTE 3 – PREPAYMENT AND OTHER ASSETS

	June 30,	December 31,
	2025	2024
VAT receivable – current	$346,241	$348,112
Other receivables	236,607	43,824
Other receivables from well equipment - current	609,604	609,604
Consumables and spare parts	326,813	190,584
Prepaid expenses	-	48,533
Total prepayment and other current assets	1,519,265	1,240,657
Less: Allowance on other receivables	(613,066)	(103,433)
Prepayment and other current assets, net	$906,199	$1,137,224

VAT receivable – non-current	$1,389,108	$1,294,611
Deposit and others	138,182	133,682
Durable spare parts	-	185,145
Total other assets – non - current	1,527,290	1,613,438
Less: allowance on other receivables	(13,891)	(14,241)
Other non-current assets, net	$1,513,399	$1,599,197

During the year 2023, the Company sold certain rig equipment to a third party, PT Andam Resorsis Nusantara. For the year ended December 31, 2024, the Company recorded $99,604 allowance for the doubtful account related to the uncollected amounts for the equipment sale. The receivables on the rig equipment were supposed to be received in 2025, however, as of the date of this Form 6-K Report, none of the receivables have been collected. Considering the high potential of default, the Company decided to take full allowance of $609,604 to the rig equipment as of June 30, 2025.

The Company also recorded an allowance on VAT receivables in the amount of $3,829 and $14,241 on the current and non-current as of December 31, 2024, respectively. Due to the decline of expected credit loss rate from 1.1% to 1%, the Company has reversed allowance on VAT receivable, ($367) and ($350) for current and non-current as of June 30, 2025, respectively.

The total allowance on other receivables for current assets were $613,066 and $103,433 for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. The total allowance on receivables for non-current assets were $13,891 and $14,241 for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively.

F-8

NOTE 4 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2025	December 31, 2024
Oil and gas property - subject to amortization	$31,822,522	$31,807,148
Accumulated depletion	(10,912,732)	(10,597,075)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property - subject to amortization, net	$9,050,607	$9,350,890

Oil and gas property - not subject to amortization	$1,224,667	$1,224,667
Accumulated impairment	-	-
Oil and gas property - not subject to amortization	$1,224,667	$1,224,667

The following shows the movement of the oil and gas property - subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2024	$9,350,890
Additional capitalization	15,374
Depletion	(315,657)
June 30, 2025 (Unaudited)	$9,050,607

For the six months ended June 30, 2025, the Company incurred aggregated development costs and abandonment and site restoration provisions, which were capitalized in the amount of $15,374, mainly for development administration costs and for the purpose of the geological and geophysical studies, seismic studies and re-calculation of abandonment and site restoration (ASR).

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2025 and 2024, were $315,657 and $258,850 respectively.

Furthermore, for the six months ended June 30, 2025, the Company did not record any impairment  related to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

F-9

NOTE 5 – FINANCIAL LIABILITY

	June 30, 2025	December 31, 2024

Warrant liabilities, net of debt issuance costs	$611,802	$578,928

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital Global Opportunities Master Fund (“L1 Capital”) pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000 (the “Note”) and (ii) a five-year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 Ordinary Shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or Ordinary Shares (or a combination of cash and Ordinary Shares), with such Ordinary Shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the Ordinary Shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable Ordinary Shares underlying the Note (such Registration Statement was declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable Ordinary Shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

F-10

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five-year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 Ordinary Shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company and L1 Capital entered into a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

Accounting for warrants

The Warrants were issued in conjunction with the convertible note by a separate contract, and legally detachable and separately transferrable. The Warrants were exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the Ordinary Shares under the Warrants. The exercise price per Ordinary Share under the Warrants was $6.00 and subject to certain adjustments which do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40-15-7E. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,325 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs in accordance with ASC 820, “Fair Value Measurement”. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Ordinary Shares based on historical volatility of its own stock price during the period that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023	December 31, 2024		June 30, 2025
Exercise price	$6.00	$6.00	$6.00	$6.00	$6.00		$6.00
Share price	$3.64	$14.94	$4.66	$2.71	$2.78		$2.98
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant	2.09 for Initial Warrant and 2.44 for Second Warrant		1.59 for Initial Warrant and 1.92 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%	107.66% for the Initial Warrant and 111.22% for the Second Warrant	%	128.73% for the Initial Warrant and 120.86% for the Second Warrant
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%	4.25%		3.72%
Dividend yield (per share)	-	-	-	-	-		-

During the year ended December 31, 2022, L1 Capital has exercised 325,000 of the Initial Warrant at $6.00 per share while the Company has received $1,950,000 proceeds from exercise of these warrants. During six months ended June 30, 2025, no warrant was exercised. As of June 30, 2025 and December 31, 2024, there were 442,240 warrants issued and outstanding.

F-11

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325

50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)

Change in fair value of warrant liabilities	(2,878,660)
Balance as of December 31, 2022	$1,389,643
Change in fair value of warrant liabilities for the year	(907,424)
Balance as of December 31, 2023	$482,219
Change in fair value of warrant liabilities	96,709
Balance as of December 31, 2024	$578,928
Change in fair value of warrant liabilities	32,874
Balance as of June 30, 2025	$611,802

NOTE 6 – OPERATING LEASES

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company did not hold any finance leases as of June 30, 2025 and December 31, 2024.

The Company also has certain short-term leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that the Company would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore the incremental borrowing rate (“IBR”) on a collateralized basis for a similar term as the underlying lease was used at lease commencement date for purposes of determining the present value of lease payments. As of June 30, 2025, there was no update to an incremental borrowing rate at 10%, which was a 3-year tenure secured borrowing rate as quoted by a local bank.

The components of lease expense were as follows for each of the periods presented:

	June 30, 2025	June 30, 2024
Operating lease expense	$327,346	$442,648
Short-term lease expense	20,791	17,988
Total operating lease costs	$348,137	$460,636
Other information
Operating cash flows used in operating leases	169,937	136,016
Weighted average remaining lease term (in years)	1.52	1.87
Weighted average discount rate	10%	10%

Future lease payments included in the measurement of operating lease liabilities as of June 30, 2025 were as follows:

June 30, 2025
The remainder of 2025	$262,628
2026	374,158
2027	92,927
Total lease liabilities	729,713
Less: discount on operating lease liabilities	(18,011)
Present value of operating lease liabilities	711,702
Less: Current portion of operating lease liabilities	(492,223)
Non-current portion of operating lease liabilities	$219,479

F-12

NOTE 7 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on the Company’s Kruh Block operations, there was no provision for income taxes for the six months ended June 30, 2025 and 2024, respectively.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2025 and 2024 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 8 – EQUITY

As of June 30, 2025 and December 31, 2024, there were 14,987,474 and 13,600,519 Ordinary Shares issued and outstanding. The change in outstanding shares are due to the issuance of ordinary shares under the at the market offering as described in Note 11. There are 1,386,955 shares issued through ATM as of June 30, 2025 and the Company has received net proceeds around $6.56 million.

NOTE 9 – RELATED PARTY TRANSACTIONS

The following is a list of the major related parties and the relationship with the Company as of June 30, 2025 and 2024:

Name of the related parties	Relation with the Company
Maderic Holding Limited	Majority Shareholder of IEC
HFO Investment Group Ltd	Shareholder of IEC
Dr. Wirawan Jusuf	Director, Chairman of the Board and Chief Executive Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	President
Chia Hsin “Charlie” Wu	Chief Technology Officer
Mirza F. Said	Chief Operating Officer and Director
James J. Huang	Chief Investment Officer and Director
Grogory L. Overholtzer	Chief Financial Officer
Chiu Chen-Chia	Shareholder of IEC
Chiu Chen-Ta	Shareholder of IEC
PT. Wiranusa Karana Mardika	An Entity Controlled by Dr. Wirawan Jusuf

F-13

The Company’s related party, PT. Wirannusa Karana Mardika (PT WKM) provides office space for Kerja Sama Operasi/Joint Operation with Pertamina (KSO), PT Cogen Nusantara Energi (CNE), PT Harvel Nusantara Energi (HNE) and PT Hutama Wiranusa Energi (HWE). KSO related expenses are recorded under lease operating expense and rental related to other related parties are recorded under general and administrative expenses. The related party rental expenses for the six months ended June 30, 2025 and 2024 were as follows:

	June 30,	June 30,
	2025	2024
General and administrative expense	$43,853	$40,960
Leasing operating expense	34,687	35,962
Total	$78,540	$76,922

As of June 30, 2025 and December 31, 2024, the amount due to related parties of the Company was listed as below:

	June 30,	December 31,
Amount due to related parties	2025	2024
PT. Wiranusa Karana Mardika	$16,469	$2,687
Total	$16,469	$2,687

Since January 1, 2023, the Company leased Giesmart Plaza Zone 2 and Zone 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT WKM. PT WKM is owned by the Company’s CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was from January 1, 2023 to March 31, 2024, which was extended to March 31, 2025, and further extended to March 31, 2026. The lease term for Giesmart Zone 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027. During the six months ended June 30, 2025, the Company incurred rent expense of $34,687 for Giesmart Plaza Zone 2, and $43,853 for Zone 1, 3&4. For the six months ended June 30, 2024, the Company incurred rent expense $35,962 for Giesmart Plaza Zone 2, and $40,960 for Zone 1, 3&4. As of June 30, 2025 and December 31, 2024, the Company owes $16,469 and $2,687 to PT WKM, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2025 and December 31, 2024.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030, which was extended to 2035 in August 2023. The Company has material commitments related to its development and exploration activities in the Kruh Block and material commitments in regard to the exploration activity in the Citarum Block under a Production Sharing Contract with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2025 for all the planned expenditures to be carried out in Kruh Block and Citarum Block (this table takes into account the Company’s updated drilling plans for Kruh Block):

F-14

		Future commitments (Unaudited)
	Nature of commitments	Remaining of 2025	2026		2027 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-		$-	$950,000
2D seismic	(a)	-		-	6,050,000
3D seismic	(a)	-		-	2,100,000
Drilling	(b)(c)	-		-	30,000,000
Total commitments - Citarum PSC		$-	$		$39,100,000
Kruh Block KSO					-
Lease commitments	(d)	$910,138		$2,666,539	$78,010,185
Production facility		-		-	1,300,000
G&G studies	(a)			150,000	200,000
2D seismic		-		-
3D seismic				-	-
Drilling	(a)	-		6,960,000	30,440,000
Workover		-		-	-
Certification		-		-	250,000
Abandonment and Site Restoration	(c)	38,136		76,272	648,315
Total commitments - Kruh KSO		$948,274		$9,852,811	$110,848,500
Total Commitments		$948,274		$9,852,811	$149,948,500

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except for the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company.

F-15

NOTE 11 – LIQUIDITY AND GOING CONCERN

The Company reported a net loss of $2,822,774 and net cash used in operating activities of $2,512,393 for the six months ended June 30, 2025. In addition, the Company had an accumulated deficit of $48,751,752 and working capital of $8,403,996 as of June 30, 2025. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity or equity-linked financings. On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as its sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, Ordinary Shares having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM shares were offered and sold by the Company pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). The ATM Agreement was amended on March 22, 2024 (“ATM Amendment No.1”), and on the same day, the Company filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which includes a prospectus supplement (the “ATM Prospectus Supplement”) and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by the Company of a maximum aggregate offering price of up to $9,600,000 of the Company’s Ordinary Shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of the Company’s Ordinary Shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1. On May 31, 2024, the New F-3 Registration Statement was declared effective by the SEC. On December 18, 2024 and June 17, 2025, the Company filed two separate prospectus supplements to amend the ATM Prospectus Supplement, each of which increased the maximum amount of Ordinary Shares that the Company was eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. Under the prospectus supplement filed with the SEC on December 18, 2024, the Company registered up to $3,850,000 worth of Ordinary Shares, including $906,305 worth of Ordinary Shares from the ATM Prospectus Supplement that were unsold as of that date. Under the prospectus supplement filed with the SEC on June 17, 2025, the Company registered an additional $3,200,000 worth of Ordinary Shares pursuant to the ATM Amendment No.1. The Company received net proceeds of an aggregate of $6,564,185 through issuance of Ordinary Shares by such ATM offering for the six months ended June 30, 2025. See Note 13 for information on additional funds raised subsequent to June 30, 2025 via the ATM Amendment No.1.

As of September 26, 2025, the Company had approximately $7.54 million of cash which was placed with financial institutions and is unrestricted as to withdrawal or use. Management’s plan for mitigating the conditions of substantial doubt about the Company’s ability to continue as a going concern includes a combination of improving operational efficiency, cost reductions, debt and equity. In June 2024, new 3D seismic exploratory operations at the Company’s 63,753 acre Kruh Block was completed. Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, the Company anticipates that the results of this seismic work will support the commencement of its continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of the Company’s continuous drilling program of 14 new wells over the next four years. The Company currently does not have any outstanding short-term or long-term bank borrowings balance. The Company intends to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. The Company will collect the receivables timely and arrange payment schedule in accordance with our cash management plan. The Company anticipates obtaining unconditional financial support from our Chief Executive Officer up to $8 million from the issuance date of the financial statements for the next 12 months operation.

F-16

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s unaudited condensed consolidated financial statements. The Company has prepared the condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will be able to raise additional capital if needed.

NOTE 12 – SEGMENT REPORTING

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in upstream oil and gas industry in Indonesia. Substantially all of its revenues are derived in Indonesia. All long-lived assets are located in Indonesia. Therefore, no geographical segments are presented.

The Company has provided this segment information for all comparable prior periods. Segment information is summarized as follows:

	June 30, 2025	June 30, 2024
Oil and gas revenues	$1,069,505	$1,443,388
Lease operating expense	(1,394,411)	(1,405,429)
Depletion, depreciation, and amortization	(335,348)	(305,090)
General and administrative expenses	(1,761,060)	(1,623,973)
Total other loss, net	(403,460)	(208,042)
Result of oil and gas producing operations before income taxes	$(2,824,774)	$(2,099,146)
Segment net loss	$(2,824,774)	$(2,099,146)

Reconciliation of profit or loss
Adjustment and reconciling items	-	-
Consolidated net loss	$(2,824,774)	$(2,099,146)

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated all events that occurred up to September 30, 2025 and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements except the following.

As of the date of these interim condensed financial statements, a total of 1,386,955 Ordinary Shares have been issued through ATM and the Company has received aggregate net proceeds of $6,564,185 from January to September 2025 through issuance of Ordinary Shares through the ATM offering. As of September 26, 2025, the Company has approximately $7.54 million in cash and cash equivalents.

F-17